SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of December 2010

Commission File Number: 001-13464

Telecom Argentina S.A.

(Translation of registrant’s name into English)

Alicia Moreau de Justo, No. 50, 1107

Buenos Aires, Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

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Yes  ☐            No  ☒

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Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

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If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telecom Argentina S.A.

Item

1.	English language translation of Summary of the resolutions approved by the Extraordinary Shareholders´ Meeting and by the Ordinary General Shareholders´ Meeting held on November 30, 2010

FREE TRANSLATION

TELECOM ARGENTINA S.A.

Summary of the resolutions passed by the Extraordinary Shareholders´ Meeting held on November 30, 2010

All resolutions of the Meeting were approved by a majority of the computable votes, after deducting the voluntary abstentions from the calculation basis.

The resolutions approved upon consideration of each of the items of the Agenda are the following:

1°) Appointment of two shareholders to approve and sign the Minutes.

The delegation to the Chairman of the Meeting to appoint two shareholders to approve and sign the Minutes of the Meeting was approved. Mr. Franco Alfredo Pablo Livini, representative of Nortel Inversora S.A., and Mr. Fernando Ledesma Padilla, representative of JP Morgan Chase Bank, National Association Buenos Aires Branch, Depositary Bank of the American Depositary Receipts of the Company, were appointed for this matter.

2°) Amendment of Article Ten of the Corporate Bylaws, so as to: (i) increase the maximum number of members of the Board of Directors from nine to eleven; (ii) increase the term of office of the directors to three fiscal years; (iii) eliminate the option to elect two Vice-Chairmen; and (iv) clarify that, if there is any tie in a vote at a Board of Directors’ meeting, where the Vice-Chairman replaces the Chairman, the Vice-Chairman shall NOT have the Chairman’s power to cast two votes. Appointment of the persons charged with applying for approval and registration of the amendment to the Bylaws.

The amendment of Article Ten of the Corporate Bylaws was approved as the Board of Directors proposed (see attached) and the persons charged with applying for approval and registration of the amendment were designated.

The meeting was attended by Mrs. Maria Inés Pont Lezica on behalf of the Comisión Nacional de Valores and Mr. Alejandro Romano on behalf of the Buenos Aires Stock Exchange.

Buenos Aires, November 30, 2010.

Mrs. Maria Delia Carrera Sala

Lawyer - Attorney-in-fact

Article Ten of the Company’s Bylaws approved at the Extraordinary Shareholders´ Meeting held on November 30, 2010:

“Section 10: The Company is managed and administered by a Board of Directors consisting of such number of members as determined at the shareholders’ meeting, which must be no less than three and no more than eleven. Such members hold office for the term of three fiscal years. At the shareholders’ meeting, the shareholders must designate the same or a lesser number of alternate members for the same term in order to fill any vacant member position which may arise, following the order or method indicated at the meeting, notwithstanding the provisions of section 11 hereof. At their first meeting, directors shall designate a Chairman and a Vice-Chairman. The Vice-Chairman shall replace the Chairman in case of the latter’s absence or inability to act as such. Meetings of the Board of Directors shall be held once every three months and at any time the Board of Directors so decides. The meetings of the Board of Directors must be called with no less than twelve-calendar days’ notice to deal with ordinary matters and upon no less than three-calendar days’ notice for urgent matters. For such purpose, the Chairman, or Vice-Chairman in case the Vice-Chairman is replacing the Chairman, shall give notice to members of the Board at their special domiciles by certified mail, acknowledgment of receipt requested, or by any other effective means, including by telex. Such notice must state the date, time and place of the meeting as well as the agenda thereof. Prior notice for such meetings shall not be necessary if all of the members of the Board of Directors are present. The Board of Directors can only hold a meeting if a majority of its members, who shall constitute a quorum, are in attendance and may pass resolutions by a plurality vote of those members present. In case of a tie vote, the Chairman shall have two votes. If there is a tie in a vote at a meeting of the Board of Directors, where the Vice-Chairman replaces the Chairman, the Vice-Chairman shall not have two votes. The Board of Directors may also hold meetings with its members attending via video or teleconference, in which case both physical and remote attendance shall be considered for the purpose of establishing a quorum. The minutes of these meetings shall be prepared and signed by the attending directors and members of the supervisory committee within five (5) days from the date the meeting is held. The members of the Supervisory Committee must expressly indicate in the minutes the names of those directors participating remotely and the legitimacy of the decisions made during the meeting. The minutes shall also include the statements of those directors physically present as well as of those made by remote attendees and the votes cast thereby in respect of each resolution adopted. The Shareholders’ Meeting shall determine the compensation of the Board of Directors. Under the terms of section 270 of Law 19,550, the Board of Directors may designate the General Manager (CEO) as well as special managers (special executive officers) who are not required to be Company Directors”.

Summary of the resolutions approved by the General Ordinary Shareholders´ Meeting held on November 30, 2010

All resolutions of the Meeting were approved by a majority of the computable votes, after deducting the voluntary abstentions from the calculation basis.

The resolutions approved upon consideration of each of the items of the Agenda are the following:

1°) Appointment of two shareholders to approve and sign the Minutes.

The delegation to the Chairman of the Meeting to appoint two shareholders to approve and sign the Minutes of the Meeting was approved. Mr. Franco Alfredo Pablo Livini, representative of Nortel Inversora S.A., and Mr. Fernando Ledesma Padilla, representative of JP Morgan Chase Bank, National Association Buenos Aires Branch, Depositary Bank of the American Depositary Receipts of the Company, were appointed for this matter.

2°) Consideration of the Board of Directors’ and Supervisory Committee’s performance from April 29, 2008 to the date of this Shareholders´ Meeting.

The performance of the members of the Board of Directors and of the Supervisory Committee who served from April 29, 2008 until the date of this General Ordinary Shareholders’ Meeting was approved.

3°) Determination of the number of directors and alternate directors who will serve from the date of this Shareholders’ Meeting for three fiscal years. Election of such Directors.

7 regular directors and 7 alternate directors were designated who will serve from the date of this Shareholders’ Meeting for three fiscal years (complete fiscal year 2010 and the following two fiscal years).

The following were appointed as regular directors: Messrs. Enrique Garrido, Andrea Mangoni, Luca Luciani, Nicola Verdicchio, Gerardo Werthein, Esteban Gabriel Macek and Norberto Carlos Berner.

The following were designated as alternate directors: Mr. Domingo Jorge Messuti (as alternate to Mr. Enrique Garrido), Messrs. Valerio Giuseppe Giovanni Cavallo, Guglielmo Noya and Jorge Luis Pérez Alati (as alternate to Messrs. Andrea Mangoni, Luca Luciani, Nicola Verdicchio, indistinctly); Mr. Eduardo Federico Bauer (as alternate to Mr. Gerardo Werthein); Mr. Pablo Alberto Gutierrez (as alternate to Mr. Esteban Gabriel Macek) and Mr. Esteban Santa Cruz (as alternate to Mr. Norberto Carlos Berner).

The regular directors Esteban Gabriel Macek and Norberto Carlos Berner and the alternate directors Domingo Jorge Messuti, Pablo Alberto Gutierrez and Esteban Santa Cruz qualify as “independent” directors both under the Rules of the Comision Nacional de Valores and of the Securities & Exchange Commission.

The regular director Enrique Garrido qualifies as independent under the Rules of the Securities & Exchange Commission.

All other regular and alternate directors designated qualify as “non-independent”.

4°) Determination of the number of members and alternate members of the Supervisory Committee who will serve from the date of this Shareholders’ Meeting to the date of the Shareholders’ Meeting which will consider the documentation for fiscal year 2010. Election of such members of the Supervisory Committee.

3 members and 3 alternate members of the Supervisory Committee were designated who will serve from the date of this Shareholders’ Meeting to the date of the Shareholders’ Meeting which will consider the documentation for fiscal year 2010.

Mr. Diego María Serrano Redonnet, Mr. Gerardo Prieto and Mrs. Adela Alicia Codagnone were elected regular members. The following persons were elected alternate members: Messrs. Luis Miguel Incera and Lautaro Damián Ferro as alternate to Mr. Diego Maria Serrano Redonnet and Mrs. Adela Alicia Codagnone, indistinctly; and Mr. Guillermo Feldberg as alternate to Mr. Gerardo Prieto.

Mr. Diego María Serrano Redonnet, Mrs. Adela Alicia Codagnone, Mr. Lautaro Damián Ferro and Mr. Luis Miguel Incera are lawyers and are members of the firm “Estudio Perez Alati, Grondona, Benites, Arntsen y Martinez de Hoz (h), Abogados” that provides legal assistance to the controlling Shareholder of the Company. Mr. Gerardo Prieto and Mr. Guillermo Feldberg are public accountants and none of them fits the assumptions referred in Resolution Number 15 of the “Federación de los Consejos Profesionales de Ciencias Económicas” as cases where the accountant is “non-independent”, or in the third paragraph of Art.4 Chapter XXI of the rules of the Comisión Nacional de Valores. None of the members of the Supervisory Committee designated, nor the firms that they are members of, nor other professionals of such firms, have ever been Independent Auditors of the Company.

5°)Rectification of the non-approval of Gerardo Werthein’s performance during the nineteenth fiscal year.

The non-approval of Gerardo Werthein’s performance during the nineteenth fiscal year as Director of the Company was rectified.

The meeting was attended by Mrs. Maria Ines Pont Lezica on behalf of the Comisión Nacional de Valores and Mr. Alejandro Romano on behalf of the Buenos Aires Stock Exchange.

Buenos Aires, November 30, 2010.

Mrs. Maria Delia Carrera Sala

Lawyer - Attorney-in-fact

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telecom Argentina S.A.

Date: December 3, 2010	By:	/S/ ENRIQUE GARRIDO
	Name:	Enrique Garrido
	Title:	Chairman